UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  December 22, 2017

GENER8 MARITIME, INC.

(Exact Name of Registrant as Specified in Charter)

Republic of the Marshall Islands	001-34228	66 071 6485
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

299 Park Avenue 2nd Floor New York, NY	10171
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code:  (212) 763-5600

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☒

Item 1.01. Entry into a Material Definitive Agreement

Merger Agreement

On December 20, 2017, Gener8 Maritime, Inc., a Marshall Islands corporation (“Gener8” or the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Euronav NV, a Belgian corporation (“Euronav”), and Euronav MI Inc., a Marshall Islands corporation and a direct wholly owned subsidiary of Euronav (“Merger Sub”).  Upon the terms and subject to the conditions set forth in the Merger Agreement, at the closing, Merger Sub will merge with and into Gener8, with Gener8 surviving (the “Surviving Corporation”) as a direct wholly owned subsidiary of Euronav (the “Merger”).

At the effective time of the Merger (the “Effective Time”), each share of common stock, par value $0.01 per share, of Gener8 (“Gener8 Common Stock”) issued and outstanding immediately prior to the Effective Time (other than shares of Gener8 Common Stock owned by (i)  Gener8 or its subsidiaries or (ii) Euronav, Merger Sub or their respective subsidiaries (“Specified Gener8 Common Stock”)), will be canceled and automatically converted into the right to receive 0.7272 ordinary shares (the “Per Share Merger Consideration”), no par value, of Euronav (“Euronav Shares”).

At the Effective Time, each then outstanding restricted stock unit representing the right to earn one share of Gener8 Common Stock issued pursuant to Gener8’s 2012 Equity Incentive Plan (as amended and restated, effective June 22, 2015) or otherwise issued or granted by Gener8 (“Gener8 RSU”) will become fully vested and will be terminated and canceled, and will be automatically exchanged for the right to receive the Per Share Merger Consideration.

The total number of Euronav Shares to be issued pursuant to the foregoing two paragraphs will constitute the merger consideration (“Merger Consideration”) payable by Euronav.

At the Effective Time, each then outstanding option to purchase shares of Gener8 Common Stock issued pursuant to Gener8’s 2012 Equity Incentive Plan (as amended and restated, effective June 22, 2015) or otherwise issued or granted by Gener8 (“Gener8 Stock Option”), whether or not then vested and exercisable, will terminate and be canceled in exchange for the right of the former Gener8 Stock Option holder to be paid by the Surviving Corporation, immediately after the Effective Time, a cash payment equal to the product of (i) the number of shares of Gener8 Common Stock subject to such Gener8 Stock Option and (ii) the number represented by (a) the product of (A) the closing price per share of Euronav Shares on the New York Stock Exchange (“NYSE”) on the last trading day prior to the Effective Time and (B) an amount equal to the aggregate Merger Consideration divided by the aggregate number of shares of Gener8 Common Stock issued and outstanding immediately prior to the Effective Time or subject to Gener8 RSUs issued and outstanding immediately prior to the Effective Time minus (b) the exercise price applicable to such shares of Gener8 Common Stock subject to such Gener8 Stock Option.  If the number in clause (ii) of the immediately foregoing sentence is a negative number or zero, no consideration will be paid with respect to such Gener8 Stock Option.

The respective boards of directors of Gener8 and Euronav have approved the Merger Agreement, and the board of directors of Gener8 (“Gener8 Board”) and the transaction advisory committee (the “Transaction Committee”) established by the Gener8 Board have agreed to recommend that the Merger Agreement and the transactions contemplated therein, including the Merger, be submitted to Gener8’s shareholders for approval.  Gener8 has agreed, subject to certain exceptions, not to (and cause its subsidiaries and use reasonable best efforts to cause its and their representatives not to), among other things, directly or indirectly, (i) solicit, initiate or knowingly take any action to facilitate or encourage or assist any inquiries or the making of any acquisition proposal or offer that constitutes or would reasonably be expected to lead to the submission of any acquisition proposal, (ii) enter into or participate in any discussions or negotiations with, or furnish any information relating to Gener8 or its subsidiaries or afford access to the business, properties, assets, personnel books or records of Gener8 to any third party with respect to inquiries regarding, or the making of, an acquisition proposal, (iii) qualify, withdraw, or modify or amend in a manner adverse to Euronav, the recommendation of either the Gener8 Board or the Transaction Committee, or recommend any other acquisition proposal or publicly propose to do any of the foregoing (an “Adverse Recommendation Change”), (iv) approve, endorse, recommend, enter into (or agree or publicly propose to any of the foregoing) any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other similar agreement relating to an acquisition proposal, with the exception of a confidentiality agreement with a permitted third party, or (v) grant any waiver, amendment or release under any standstill or confidentiality agreement or takeover statute or provision contained in Gener8’s charter documents other than a waiver of the obligations of third parties existing as of the date of the Merger Agreement not to seek from Gener8 any waiver of such third parties’ standstill obligations and granting a limited waiver if requested solely to enable such third parties to make an acquisition proposal to the Gener8 Board.  However, the Gener8 Board and the Transaction Committee may, subject to certain conditions, make an Adverse Recommendation Change if, in connection with the receipt of an acquisition proposal, the Gener8 Board or the Transaction Committee determine in good faith that (i) such acquisition proposal constitutes a superior proposal and (ii) a failure of the Gener8 Board or the Transaction Committee to take such action is reasonably likely to be inconsistent with its fiduciary duties to Gener8’s shareholders under applicable law.  In addition, the Gener8 Board and the Transaction Committee may, subject to certain exceptions and conditions, make an Adverse Recommendation Change if, in connection with a material fact, event, chance, development or set of circumstances (other than an acquisition proposal) affecting the business, assets or operations of Gener8 and occurring after the date of the Merger Agreement that was not known or reasonably foreseeable by the Gener8 Board or the Transaction Committee as of or prior to the date of the Merger Agreement, it determines in good faith that a failure of the Gener8 Board or the Transaction Committee to take such action is reasonably likely to be inconsistent with its fiduciary duties to Gener8’s shareholders under applicable law.

Gener8 has agreed to convene and hold a meeting of shareholders to vote on the Merger even if the Gener8 Board or the Transaction Committee make an Adverse Recommendation Change.  The completion of the Merger is subject to the satisfaction or waiver of customary closing conditions, including:  (i) approval of the Merger Agreement by Gener8’s shareholders (“Gener8 Shareholder Approval”), (ii) approval for listing the Euronav Shares forming part of the Merger Consideration on NYSE, (iii) the effectiveness of a registration statement on Form F-4 that is not subject to any stop order suspending the effectiveness thereof or any proceedings seeking any such stop order, (iv) there being no applicable law preventing or prohibiting the consummation of the Merger in effect, (iv) subject to specified materiality standards, the accuracy and truthfulness of the representations and warranties of the parties, (v) required approvals of the Merger under any applicable antitrust law are obtained, (vi) compliance by the parties in all material respects with their respective covenants, (vii) receipt of certain required third party consents, (viii) the absence of a material adverse effect with respect to either party, (ix) delivery of an officer’s closing certificate by either party, and (x) receipt by Gener8 of certain reports from the Euronav board of directors and Euronav’s auditors required under Belgian law in connection with the capital increase relating to the issuance of the Merger Consideration.  The completion of the Merger is not conditioned on receipt of financing by Euronav.

Gener8 and Euronav have made customary representations and warranties in the Merger Agreement.  The Merger Agreement also contains customary covenants and agreements, including covenants and agreements relating to (i) the conduct of each of Gener8’s and Euronav’s respective businesses between the date of the signing of the Merger Agreement and the consummation of the Merger and (ii) the efforts of the parties to cause the Merger to be completed.

The Merger Agreement may be terminated at any time prior to the Effective Time (i) by the mutual written consent of both parties, (ii) by either party if (a) the Merger has not been consummated prior to June 30, 2018 (as it may be extended pursuant to the Merger Agreement), (b) the Gener8 Shareholder Approval is not obtained after a vote has been taken and completed, or (c) there is any applicable law prohibiting Gener8, Euronav or Merger Sub to consummate the Merger and such prohibition is final and nonappealable, (iii) by Euronav if (a) an Adverse Recommendation Change has occurred, (b) Gener8 has entered into a binding agreement (other than a confidentiality agreement relating to an acquisition proposal) or(c) prior to the taking of a vote to obtain Gener8 Shareholder Approval, Gener8 intentionally and materially breaches any of its non-solicitation obligations under the Merger Agreement, (iv) by Gener8 if Euronav fails to perform any covenant or agreement or any representation or warranty of Euronav or Merger Sub is untrue and in either case such failure is not been cured the earlier of the End Date and twenty days after the giving of written notice to Euronav of such failure and (v) by Euronav if Gener8 fails to perform any covenant or agreement (other than the non-solicitation obligations) or any representation or warranty of Gener8 is untrue and in either case such failure has not been cured by the earlier of the End Date and twenty days after the giving of written notice to Gener8 of such failure.

The Merger Agreement provides that Gener8 may be required to pay Euronav a termination fee equal to $39 million if (i) the Merger Agreement is terminated by Gener8 or Euronav because the Merger has not been consummated by June 30, 2018 (“End Date”) (as it may be extended pursuant to the Merger Agreement) and the Merger Agreement could have been terminated by Euronav as a result of (a) an Adverse Recommendation Change having occurred, (b) Gener8 entering into a binding agreement (other than a confidentiality agreement relating to an acquisition proposal), or (c) prior to the taking of a vote to obtain Gener8 Shareholder Approval, Gener8 has intentionally and materially breached any of its non-solicitation obligations under the Merger Agreement; (ii) the Merger Agreement is terminated by Euronav pursuant to clauses (i)(a) through (i)(c) of this paragraph; or (iii) the

Merger Agreement is terminated (a)(1) by Euronav or Gener8 because the Gener8 Shareholder Approval is not obtained after a vote has been taken and completed and prior to the taking of such vote to obtain Gener8 Shareholder Approval an acquisition proposal is publicly disclosed for the first time after the date of the Merger Agreement and has not have been withdrawn, or (2) by Euronav because Gener8 has failed to perform any covenant or agreement (other than the non-solicitation obligations) and such failure has not been cured by the earlier of the End Date and twenty days after the giving of written notice to Gener8 of such failure, and prior to termination an acquisition proposal is publicly disclosed for the first time after the date of the Merger Agreement and has not have been withdrawn, and (b) prior to the first anniversary of the date of termination Gener8 enters into a definitive agreement with respect to any acquisition proposal or any such acquisition proposal shall have been consummated.

The Merger Agreement permits Company to enter into the following compensation arrangements with its directors and officers. Peter Georgiopoulos, Chairman, Chief Executive Officer and a director of the Company will receive, in addition to any severance payments to which he is entitled under his existing agreements with the Company, a transaction bonus of $3,250,000 upon closing of the Merger (subject to reduction so that the “present value,” as determined under Section 280G of the Internal Revenue Code, of such payments plus any other “parachute payments” under Section 280G of the Internal Revenue Code will not, in the aggregate, exceed one dollar less than three times Mr. Georgiopoulos’ “base amount”  as defined in Section 280G of the Internal Revenue Code) and a pro rata bonus for 2018 through the date of his termination based on an annualized amount of $1,125,000.  The Company is permitted to enter into a consulting services agreement with Mr. Georgiopoulos terminating on the first anniversary of his termination from the Company under which he will receive base compensation of $750,000 and a bonus of $1,125,000 minus the pro rata bonus described in the previous sentence. The Company is permitted to waive any non-competition provisions in in any agreement between the Company and Mr. Georgiopoulos, as of the signing of the Merger Agreement.

Leonard Vrondissis, Executive Vice President and Chief Financial Officer of the Company will receive in addition to any severance payments to which he is entitled under his existing agreements with the Company, a transaction bonus of $2,500,000 upon closing of the Merger.  The Company is permitted to enter into a consulting services agreement with Mr. Vrondissis under which he will receive base compensation of $425,000 (annualized) and a bonus equal to the pro rata portion of $575,000 (annualized). The Company is permitted to waive any non-competition provisions in in any agreement between the Company and Mr. Vrondissis, as of the closing of the Merger.

Milton Gonzales, Manager and Technical Director of Gener8 Maritime Management LLC will receive, in addition to any payments payable to him from the Company as a result of the Merger under his existing arrangements with the Company, a transaction bonus of $250,000.  The Company is permitted to waive any non-competition provisions in in any agreement between the Company and Mr. Gonzales, as of the closing of the Merger.  The Company is permitted to waive any non-competition provisions in any agreement (i) between the Company and John Tavlarios, Chief Operating Officer of the Company and (ii) between the Company and Sean Bradley, Manager and Commercial Director of Gener8 Maritime Management LLC, in each case as of the closing of the Merger.

The Merger Agreement is attached as Exhibit 2.1 and is incorporated by reference.  The foregoing summary has been included to provide investors and security holders with information regarding the terms of the Merger Agreement, and is qualified in its entirety by the terms and conditions of the Merger Agreement.  The summary is not intended to provide any other factual information about Gener8, Euronav or their respective subsidiaries and affiliates.  The Merger Agreement contains representations and warranties by each of the parties to the Merger Agreement, which were made only for purposes of that agreement and as of specified dates.  The representations, warranties and covenants in the Merger Agreement were made solely for the benefit of the parties to the Merger Agreement; are subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts; and are subject to standards of materiality applicable to the contracting parties that may differ from those applicable to investors.  Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Gener8, Euronav or any of their respective subsidiaries or affiliates.  Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Gener8’s public disclosures.

The schedules to the Merger Agreement, which include lists of items required to be disclosed by, and exceptions to, the representations, warranties and covenants contained in the Merger Agreement, have not been filed.  Upon request, Gener8 will furnish to the SEC a copy of any omitted exhibit or schedule.

Letter Agreement with BlueMountain Capital Management LLC

On December 20, 2017, in connection with its entry into the Merger Agreement, Gener8 and certain affiliates of, and funds managed by, BlueMountain Capital Management, LLC (collectively, the “BlueMountain Holders”) entered into a Letter Agreement (the “Prepayment Letter Agreement”), regarding that certain Note and Guarantee Agreement, originally dated as of March 28, 2014 (as amended, modified and supplemented from time to time, the “Note and Guarantee Agreement”) and the notes issued thereunder and held by the BlueMountain Holders (the “Notes”).

The Prepayment Letter Agreement provides that (i) the prepayment premium that would otherwise be payable upon a prepayment of the principal amount of the Notes prior to May 13, 2019, will be reduced to an agreed premium equal to 1.00% of the outstanding principal amount of the Notes prepaid to the BlueMountain Holders at such time, and (ii) Gener8 will prepay the entire principal amount of the Notes, along with all accrued interest and any other amounts owing in respect of the Notes (including the 1.0% prepayment premium) contemporaneously with the consummation of the Merger.  The Prepayment Letter Agreement also provides for a shorter notice period for the delivery of a prepayment notice by Gener8 to the BlueMountain Holders prior to the prepayment of the Notes, and for a “per diem” mechanism to calculate the additional required interest in the event that prepayment of the Notes is effected after the anticipated prepayment date.

The foregoing summary does not purport to be a complete description and is qualified in its entirety by reference to the full text of the Prepayment Letter Agreement, which is attached hereto and filed as Exhibit 99.1 and is incorporated herein by reference.

Voting Agreement

On December 20, 2017, in connection with the entry into the Merger Agreement, Euronav and certain shareholders of Gener8 (the “Covered Shareholders”) entered into a Shareholder Support and Voting Agreement (the “Voting Agreement”).

The Voting Agreement requires the Covered Shareholders to (i) appear (in person or by proxy) at any meeting of the shareholders convened for the purpose of approving the Merger and the Merger Agreement and (ii) provided that neither the Transaction Committee nor the Gener8 Board have made an Adverse Recommendation Change, vote the shares covered by the Voting Agreement (the “Covered Shares”) in favor of the Merger, the Merger Agreement and the transactions contemplated thereby and against any action that would reasonably be expected to impede the Merger or result in a breach of the Merger Agreement or the Voting Agreement.  If either the Transaction Committee or the Gener8 Board does make an Adverse Recommendation Change, then the Covered Shareholders will each vote half of their Covered Shares in favor of the Merger, the Merger Agreement and the transactions contemplated thereby, and may vote their remaining Covered Shares in any manner they determine.

A group of shareholders, representing approximately 48% of the issued and outstanding shares of Gener8, including certain current directors of Gener8, have committed or are expected to commit shortly to vote in favor of this merger, subject to the terms and conditions contained in voting agreements with Euronav.

Memorandum of Agreement

On December 20, 2017, Gener8 Neptune LLC, a wholly-owned subsidiary of the Company, entered into a memorandum of agreement for the sale of a 2015-built VLCC vessel known as the Gener8 Neptune to Euronav for a purchase price of $72.5 million (the “Neptune MoA”); Gener8 Athena LLC, a wholly-owned subsidiary of the Company, entered into a memorandum of agreement for the sale of a 2015-built VLCC vessel known as the Gener8 Athena to Euronav for a purchase price of $72.8 million (the “Athena MoA”); and Gener8 Hera LLC, a wholly-owned subsidiary of the Company, entered into a memorandum of agreement for the sale of a 2016-built VLCC vessel known as the Gener8 Hera to Euronav for a purchase price of $75.6 million (the “Hera MoA” and together with the Neptune MoA and Athena MoA, the “MoAs”). The purchase price under the MoAs may be reduced by any termination fee payable by Gener8, as more fully described above.

The rights and obligations of the parties under the MoAs for the sale and purchase of the vessels are conditioned on the Merger Agreement being terminated (the date of which being referred to as the “Effective Date”) and each of the MoAs will be null and void in the event that the Merger is completed. Each seller is obligated to deliver the relevant ship no earlier than 60 days’ after the Effective Date but no later than 120 days’ after the Effective Date. No deposit is required from the buyers under the MoAs, and the entire purchase price for each vessel will become due when the vessel is delivered. In the event that the Merger Agreement is terminated as a result of a breach by Euronav, each seller will have the right to terminate the relevant MoA at their sole discretion.

The risk of loss or damage to the ship remains with the seller until the ship is delivered to and accepted by the buyer. Each seller gives a number of warranties with regards to OFAC, other sanctions, the Arab Boycott League, MARPOL and other regulations. The sales and purchases are also subject to the completion of customary additional documentation and closing conditions.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this Form 8-K may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 (the “Reform Act”) provides safe harbor protections for forward-looking statements within the meaning of the Reform Act. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. Gener8 desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intends”, “estimate”, “forecast”, “project”, “plan”, “potential”, “may”, “should”, “expect”, “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, including without limitation, management’s examination of historical operating trends, data contained in company records and other data available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the companies’ control, there can be no assurance that Gener8 will accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that could cause actual results to differ materially from those discussed in the forward-looking statements include the ability of Euronav and Gener8 to successfully complete the proposed merger on anticipated terms and timing or at all, including obtaining required shareholder and regulatory approvals, fluctuations in market prices of Euronav’s stock; the Merger’s effect on the relationships of Euronav or Gener8 with their respective customers and suppliers, whether or not the Merger is completed; Euronav’s shareholders’ and Gener8’s shareholders’ reduction in their percentage ownership and voting power; the challenges presented by the integration of Euronav and Gener8; the ability to realize anticipated growth, synergies and cost savings; the uncertainty of third-party approvals; the significant transaction and merger-related integration costs; loss or reduction in business from Euronav’s or Gener8’s significant customers or the significant customers of the commercial pools in which Euronav and Gener8 participate; changes in the values of Euronav’s and Gener8’s vessels, newbuildings or other assets; the failure of Euronav’s or Gener8’s significant customers, shipyards, pool managers or technical managers to perform their obligations owed to Euronav or Gener8; the loss or material downtime of significant vendors and service providers; Euronav’s or Gener8’s failure, or the failure of the commercial pools in which Euronav and Gener8 participate, to successfully implement a profitable chartering strategy; termination or change in the nature of Euronav’s or Gener8’s relationship with any of the commercial pools in which they participate; changes in demand for Euronav’s and Gener8’s services; a material decline or prolonged weakness in rates in the tanker market;  changes in production of or demand for oil and petroleum products, generally or in particular regions; greater than anticipated levels of tanker newbuilding orders or lower than anticipated rates of tanker scrapping; adverse weather and natural disasters, acts of piracy, terrorist attacks and international hostilities and instability; changes in rules and regulations applicable to the tanker industry, including, without limitation, legislation adopted by international organizations such as the International Maritime Organization and the European Union or by individual countries; actions taken by regulatory authorities; actions by the courts, the U.S. Coast Guard, the U.S. Department of Justice or other governmental authorities and the results of the legal proceedings to which Euronav or Gener8 or any of their vessels may be subject; changes in trading patterns significantly impacting overall tanker tonnage requirements; any non-compliance with the U.S. Foreign Corrupt Practices Act of 1977 or other applicable regulations relating to bribery; the highly cyclical nature of Euronav’s and Gener8’s industry;  changes in the typical seasonal variations in tanker charter rates; changes in the cost of other modes of oil transportation; changes in oil transportation technology; increases in costs including without limitation: crew wages, fuel, insurance, provisions, repairs and maintenance; the adequacy of insurance to cover Euronav’s and Gener8’s losses, including in connection with maritime accidents or spill events; changes in general political conditions; changes in the condition of Euronav’s and Gener8’s vessels or applicable maintenance or regulatory standards (which may affect, among other things, Euronav’s and Gener8’s anticipated drydocking or maintenance and repair costs);  changes in the itineraries of Euronav’s and Gener8’s vessels; adverse changes in foreign currency exchange rates affecting Euronav’s or Gener8’s expenses;  the fulfillment of the closing conditions under, or the execution of customary additional documentation for, Euronav’s and Gener8’s agreements to acquire vessels and borrow under their existing financing arrangements; the effect of Euronav’s and Gener8’s indebtedness on their ability to finance operations, pursue desirable business operations and successfully run their business in the future; financial market conditions; sourcing, completion and funding of financing on acceptable terms; Euronav’s and Gener8’s ability to generate sufficient cash to service their indebtedness and comply with the covenants and conditions under their debt obligations; the impact of electing to take advantage of certain exemptions applicable to emerging growth companies; other factors listed from time to time in the Company’s filings with SEC, including, without limitation, Gener8’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 and its subsequent reports on Form 10-Q and Form 8-K and Euronav’s Form 20-F for the fiscal year ended December 31, 2016 and its subsequent reports on Form 6-K.

You are cautioned not to place undue reliance on Euronav’s and Gener8’s forward-looking statements. These forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. Neither Euronav nor Gener8 assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.

Additional information and Where to Find It

This announcement is not a recommendation in favor of a vote on the transaction, nor is it a solicitation of proxies in connection with any such vote. In connection with the proposed merger, Euronav intends to file with the SEC a registration statement on Form F—4 that will constitute a prospectus of Euronav and include a proxy statement of Gener8. Euronav and Gener8 also plan to file other relevant documents with the SEC regarding the proposed merger. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER AND RELATED MATTERS. You may obtain a free copy of the proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Euronav and Gener8 with the SEC at the SEC’s website at www.sec.gov.

Participants in Solicitation

Gener8 and Euronav and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Investors may obtain information regarding the names, affiliations and interests of Gener8’s directors and executive officers in Gener8’s Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on March 13, 2017, and its proxy statement for its 2017 Annual Meeting, which was filed with the SEC on April 6, 2017. Investors may obtain information regarding the names, affiliations and interests of Euronav’s directors and executive officers in Euronav’s Annual Report on Form 20-F for the year ended December 31, 2016, which was filed with the SEC on April 14, 2017. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by securityholdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction if and when they become available. Investors should read the joint proxy statement/prospectus carefully and in its entirety when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents at the SEC’s website at www.sec.gov.

Item 9.01                                           Financial Statements and Exhibits.

(d)   Exhibits

Exhibit No.	Exhibits

2.1	Agreement and Plan of Merger (1)
99.1	Redemption Pricing Letter Agreement
99.2	Memorandum of Understanding
99.3	Memorandum of Understanding
99.4	Memorandum of Understanding

(1) Schedules to the Merger Agreement have been omitted from this filing pursuant to Item 601(b)(2) of Regulation S-K. The Company will furnish copies of any of such schedules to the SEC upon request.

EXHIBIT INDEX

Exhibit No.	Description

2.1	Agreement and Plan of Merger (1)
99.1	Redemption Pricing Letter Agreement
99.2	Memorandum of Understanding
99.3	Memorandum of Understanding
99.4	Memorandum of Understanding

(1) Schedules to the Merger Agreement have been omitted from this filing pursuant to Item 601(b)(2) of Regulation S-K. The Company will furnish copies of any of such schedules to the SEC upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Gener8 Maritime, Inc. has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GENER8 MARITIME, INC.

/s/ Leonard J. Vrondissis
Leonard J. Vrondissis
Chief Financial Officer, Secretary and Executive Vice President

DATE:  December 22, 2017